

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 22, 2018

Michael Lipsitz
Chief Legal Officer
Santander Holdings USA, Inc.
75 State Street
Boston, MA 02109

Re: **Santander Holdings USA, Inc.**
Registration Statement on Form S-4
Filed January 11, 2018
File No. 333-222511

Dear Mr. Lipsitz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services